UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of January 2020

Commission File Number: 001-37993

OBSEVA SA

(Translation of registrant’s name into English)

Chemin des Aulx, 12

1228 Plan-les-Ouates

Geneva, Switzerland

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F            ☐  Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

EXPLANATORY NOTE

On January 15, 2020, ObsEva SA updated its corporate presentation that it intends to use in conferences and meetings with investors. A copy of the presentation is furnished with this Report on Form 6-K as Exhibit 99.3 and is incorporated herein by reference.

INCORPORATION BY REFERENCE

This Report on Form 6-K shall be deemed to be incorporated by reference into the registration statements on Form F-3, as amended (No. 333-233069, 333-222820 and 333-221462) of ObsEva SA (including any prospectuses forming a part of such registration statements) and to be a part thereof from the date on which this report is filed, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Press Release dated January 13, 2020.

99.2	Press Release dated January 15, 2020.

99.3	Corporate Presentation of ObsEva SA dated January 2020.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ObsEva SA

Date: January 15, 2020	By:	/s/ Ernest Loumaye
		Name	Ernest Loumaye
		Title:	Chief Executive Officer

Exhibit 99.1

ObsEva and Yuyuan BioScience Technology Announce Sublicense Agreement to Develop and Commercialize Nolasiban in the People’s Republic of China

Geneva, Switzerland, 13 January 2020 – ObsEva and Yuyuan BioScience Technology (“Yuyuan”) today announced that they have entered into a sublicense agreement to develop and commercialize nolasiban for improving clinical pregnancy and live birth rates in women undergoing embryo transfer following in-vitro fertilization (IVF) in the People’s Republic of China (PRC). Nolasiban is a novel, oral oxytocin receptor antagonist, for which two Phase 3 studies have been completed in Europe.

Under the terms of the agreement, Yuyuan has the exclusive rights to develop and commercialize nolasiban in the PRC. They will fund all development and registration activities in the PRC starting with the commitment to fund and conduct a Phase 1 study and a Phase 2 Proof-of-Concept study in China. Both companies plan to collaborate on the subsequent global development of nolasiban, but Obseva will retain worldwide rights to the product outside of the PRC. In addition, both companies will seek to expand their collaboration in China on other projects. Financial terms of the deal are not being disclosed.

“Of all the companies that entered the bidding process for nolasiban in China in recent months, Yuyuan in particular impressed us with their extensive personal networks, commitment, passion and deep insights in the IVF space in China,” said Ernest Loumaye, CEO and Co-Founder of ObsEva. “I remain convinced that oxytocin antagonists have a role in improving live birth rate following IVF, and we believe that Yuyuan is well positioned to further investigate the use of Nolasiban in IVF and ultimately successfully commercialize nolasiban in China.”

“Nolasiban could meaningfully improve the success of single embryo transfer (SET) and further encourage SET utilization in China. This would reduce the negative consequences of double ET-associated multiple births and related medical risks and healthcare costs,” said Steven Chen, Chairman and CEO of Yuyuan. “With more than 950,000 ART cycles in 2017, China has the largest number of IVF-related procedures in the world. We are delighted to collaborate with ObsEva and potentially establish nolasiban as a cornerstone of IVF treatment.”

About Assisted Reproductive Technology

Infertility affects about 10% of reproductive-aged couples, with more than 2 million ART treatments (including IVF and ICSI) performed worldwide each year. In China, more than 950,000 ART cycles (IVF, ICSI, FET) were performed in 2017 (National Health Commission of the PRC, presented at the 23rd IFFS conference in Shanghai, 2019)

While the success of ART depends on multiple factors including ovarian response, fertilization, embryo quality and ET procedure, a successful pregnancy ultimately hinges on the receptivity of the uterus to accept embryo implantation. Uterine contractions at the time of ET, as well as suboptimal thickness of the uterine wall and insufficient blood flow to the uterus, may impair the implantation of the embryo.

About Nolasiban

Nolasiban (previously known as OBE001), is an oral oxytocin receptor antagonist which was licensed from Merck KGaA, Darmstadt, Germany, in 2013. ObsEva retains worldwide, exclusive, commercial rights.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline. ObsEva is listed on the NASDAQ Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

About Yuyuan Bioscience Technology

Yuyuan Bioscience Technology is a leading biopharmaceutical company based in China focused on discovering, developing and commercializing innovative medicines for unmet medical needs in the assisted reproductive area. The company continues to introduce a competitive portfolio of therapeutic programs aimed at helping to bring more solutions to this field. Yuyuan Bioscience has a top class leadership team with deep experience at assisted reproductive therapeutics and within biotech organizations. The team has a strong track record of success – successfully having taken drug candidates into clinical trials in China, secured regulatory approvals and achieved great market success. Yuyuan Bioscience has always adhered to the development concept of “doing moral business, craving long-lasting career”, providing comprehensive, accurate and professional services for China’s assisted reproductive medical field.

Cautionary Note Regarding Forward Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan,” “potential,” “will,” and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include statements regarding the potential benefits from the proposed transaction, Yuyuan’s ability to successfully develop and commercialize nolasiban in China and the joint collaboration on the global development of nolasiban. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include the risk that the benefits from the transaction may not be fully realized or may take longer to realize than expected, uncertainties inherent in the conduct of clinical trials and clinical development and related regulatory reviews and approvals, including the risk that the results of earlier clinical trials may not be predictive of the results of later-stage clinical trials, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, the Risk Factors filed as Exhibit 99.1 to ObsEva’s Form 6-K filed on August 7, 2019, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.obseva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

###

Exhibit 99.2

ObsEva to Outline Corporate Plans For 2020 and Beyond at JP Morgan

Healthcare Conference in San Francisco

•	Phase 3 linzagolix trials expected to generate additional data in uterine fibroids in Q2:20 with first linzagolix regulatory filing planned for late 2020

•	Enrollment of linzagolix US and EU Phase 3 trials in endometriosis on track

•	Phase 2 results of OBE022 expected in 2H:20

•	Corporate objective to establish commercial partnerships that potentially maximize compound value

•	Opportunity to resume nolasiban development in IVF patients through new partnership with YuYuan Bioscience

GENEVA, Switzerland and BOSTON, MA (January 15, 2020) – ObsEva SA (NASDAQ: OBSV; SIX: OBSN), a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health, today announced it will provide corporate plans for 2020 and beyond during its participation at the JP Morgan Conference from January 13-16, 2020 in San Francisco. ObsEva’s plans include updated strategic objectives as well as R&D pipeline initiatives.

“2020 is an exciting year for ObsEva as we expect additional Phase 3 data from our linzagolix development program in uterine fibroids and the first regulatory filing for what we believe is a best-in-class compound” said Dr. Ernest Loumaye, ObsEva CEO and Co-Founder. ”Strategic partnerships remain a top priority, with the aim to maximize the potential value from our pipeline assets while allowing for prudent management of our investment spending”.

ObsEva’s lead product candidate, linzagolix, the oral GnRH antagonist, is continuing to progress through four ongoing Phase 3 trials in 2020. Following recent of positive, 6 month Phase 3 trial results for uterine fibroids, we anticipate further data readouts in the second quarter of 2020; 6 month primary endpoint results are expected from the PRIMROSE 1 trial, and 12 month treatment results are expected from the PRIMROSE 2 trial. Assuming continued positive PRIMROSE trial results, EU and U.S. regulatory filings may take place in the fourth quarter of 2020 and first quarter of 2021, respectively. Phase 3 trials of linzagolix for the endometriosis indication, EDELWEISS 2 and EDELWEISS 3, are progressing according to plan. We remain focused on securing a commercial partner for our potential best-in-class product candidate, linzagolix, in both indications.

For OBE022, the first-in-class prostaglandin F2 alpha receptor antagonist, the ongoing Phase 2a PROLONG trial for the treatment of pre-term labor is anticipated to reach full enrollment of 120 patients. We expect trial results from the PROLONG trial in the second half of the year. Thus far, interim data reviews by the IDMC supports the tolerability of OBE022 in women and newborns.

ObsEva’s recently signed partnership with YuYuan Bioscience provides the opportunity to resume the development of nolasiban in IVF by potentially investigating a higher dose, longer duration of administration, as well as [other] patient subgroups. Under the terms of the agreement, YuYuan has the exclusive rights to develop and commercialize nolasiban in the People’s Republic of China, with the commitment to fund and conduct both a Phase 1 study and a Phase 2 Proof-of -Concept study. Subsequently, the companies may expand the collaboration in China and develop nolasiban globally in parallel. ObsEva retains worldwide rights to nolasiban outside of China.

ObsEva’s current cash runway to finance its R&D pipeline and pre-commercial activities extends into the first quarter of 2021. The company continues to seek to prudently manage its investment spending, and will continue to pursue opportunities to maximize shareholder value and bring much needed therapeutic alternatives to women who suffer from severe and debilitating conditions.

About Linzagolix

Linzagolix is a novel, oral, once daily, GnRH receptor antagonist with a potentially best-in-class profile. Linzagolix is currently in late-stage clinical development for the treatment of heavy menstrual bleeding associated with uterine fibroids and pain associated with endometriosis. ObsEva licensed linzagolix from Kissei in late 2015 and retains worldwide commercial rights, excluding Asia, for the product.

About OBE022

ObsEva is developing OBE022, a potential first-in-class, once daily, oral and selective prostaglandin F2alpha receptor antagonist, which is designed to treat preterm labor by reducing inflammation, decreasing uterine contractions, preventing cervical changes and fetal membrane rupture without causing the potentially serious side effects to the fetus seen with non-specific prostaglandin synthesis inhibitors (NSAIDs). PGF2alpha is believed to induce contractions of the myometrium and also upregulate enzymes causing cervix dilation and membrane rupture.

About Nolasiban

Nolasiban (previously known as OBE001), is an oral oxytocin receptor antagonist which was licensed from Merck KGaA, Darmstadt, Germany, in 2013. ObsEva retains worldwide, exclusive, commercial rights, with the exception of China rights which have been sub-licensed to YuYuan BioScience Technology.

About ObsEva

ObsEva is a biopharmaceutical company developing and commercializing novel therapies to improve women’s reproductive health and pregnancy. Through strategic in-licensing and disciplined drug development, ObsEva has established a late-stage clinical pipeline with development programs focused on treating endometriosis, uterine fibroids, and preterm labor. ObsEva is listed on the Nasdaq Global Select Market and is trading under the ticker symbol “OBSV” and on the SIX Swiss Exchange where it is trading under the ticker symbol “OBSN”. For more information, please visit www.ObsEva.com.

About Kissei

Kissei is a Japanese pharmaceutical company with approximately 70 years of history, specialized in the field of urology, kidney-dialysis and Unmet Medical Needs. Silodosin is a Kissei product for the treatment of the signs and symptoms of benign prostatic hyperplasia which is sold worldwide through its licensees.

KLH-2109/OBE2109 is a new chemical entity discovered by Kissei R&D.

About YuYuan Bioscience Technology

YuYuan Bioscience Technology is a leading biopharmaceutical company based in China focused on discovering, developing and commercializing innovative medicines for unmet medical needs in the assisted reproductive area. Nolasiban was sublicensed from ObsEva for China, in January 2020.

Cautionary Note Regarding Forward-Looking Statements

Any statements contained in this press release that do not describe historical facts may constitute forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. These statements may be identified by words such as “believe”, “expect”, “may”, “plan”, “potential”, “will”, and similar expressions, and are based on ObsEva’s current beliefs and expectations. These forward-looking statements include expectations regarding the clinical development of ObsEva’s product candidates, the timing of data from clinical trials, ObsEva’s expectations regarding its plan to submit its Marketing Authorization Application with the European Medicines Agency and New Drug Application with the FDA, the results of interactions with regulatory authorities and the potential benefits from ObsEva’s partnership with YuYuan Bioscience. These statements involve risks and uncertainties that could cause actual results to differ materially from those reflected in such statements. Risks and uncertainties that may cause actual results to differ materially include uncertainties inherent in the conduct of clinical trials and clinical development, including the risk that the results of earlier clinical trials may not be predictive of the results of later stage clinical trials, related interactions with regulators, ObsEva’s reliance on third parties over which it may not always have full control, and other risks and uncertainties that are described in the Risk Factors section of ObsEva’s Annual Report on Form 20-F for the year ended December 31, 2018, the Risk Factors filed as Exhibit 99.1 to ObsEva’s Form 6-K filed on August 7, 2019, and other filings ObsEva makes with the SEC. These documents are available on the Investors page of ObsEva’s website at http://www.ObsEva.com. Any forward-looking statements speak only as of the date of this press release and are based on information available to ObsEva as of the date of this release, and ObsEva assumes no obligation to, and does not intend to, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For further information, please contact:

CEO Office Contact:

Shauna Dillon

Shauna.dillon@obseva.ch

+41 22 552 1550

Investor Contact:

Mario Corso

Senior Director, Investor Relations

mario.corso@obseva.com

+1 857 972 9347 Office

+1 781 366 5726 Mobile

JP MORGAN CONFERENCE January 2020 Exhibit 99.3

disclaimer Matters discussed in this presentation may constitute forward-looking statements. The forward-looking statements contained in this presentation reflect our views as of the date of this presentation about future events and are subject to risks, uncertainties, assumptions, and changes in circumstances that may cause our actual results, performance, or achievements to differ significantly from those expressed or implied in any forward-looking statement. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee future events, results, performance, or achievements. Some of the key factors that could cause actual results to differ from our expectations include our plans to develop and potentially commercialize our product candidates; our planned clinical trials and preclinical studies for our product candidates; the timing of and our ability to obtain and maintain regulatory approvals for our product candidates; the extent of clinical trials potentially required for our product candidates; the clinical utility and market acceptance of our product candidates; our commercialization, marketing and manufacturing capabilities and strategy; our intellectual property position; and our ability to identify and in-license additional product candidates. For further information regarding these risks, uncertainties and other factors that could cause our actual results to differ from our expectations, you should read our Annual Report on Form 20-F for the year ended December 31, 2018, as filed with the Securities and Exchange Commission on March 5, 2019 and our other filings we make with the Securities and Exchange Commission from time to time. We expressly disclaim any obligation to update or revise the information herein, including the forward-looking statements, except as required by law. Please also note that this presentation does not constitute an offer to sell or a solicitation of an offer to buy any securities. This presentation concerns products that are under clinical investigation and which have not yet been approved for marketing by the U.S. Food and Drug Administration. It is currently limited by federal law to investigational use, and no representation is made as to its safety or effectiveness for the purposes for which it is being investigated. The trademarks included herein are the property of the owners thereof and are used for reference purposes only. Such use should not be construed as an endorsement of such products. This presentation also contains estimates and other statistical data made by independent parties and by us relating to market size and growth and other data about our industry. This data involves a number of assumptions and limitations, and you are cautioned not to give undue weight to such estimates. In addition, projections, assumptions and estimates of our future performance and the future performance of the markets in which we operate are necessarily subject to a high degree of uncertainty and risk.

Focused on unmet needs in women’s health LINZAGOLIX OBE022 Potential to delay preterm birth to improve newborn health and reduce medical costs Potential to relieve symptoms from heavy menstrual bleeding due to uterine fibroids and pain associated with endometriosis NOLASIBAN Potential to improve live birth rate following IVF & ET (repositioning)

4

MULTIPLE LATE-STAGE PROGRAMS TO DRIVE VALUE

	PHASE 1 / PHASE 2 / PHASE 3	MARKET SIZE	MILESTONES
LINZAGOLIX (OBE2109) Oral GnRH receptor antagonist	Uterine Fibroids – Ph3 PRIMROSE 2 EU & U.S. * Uterine Fibroids – Ph3 PRIMROSE 1 U.S.	~4M women diagnosed and treated in U.S.	Positive 24W primary endpoint results 24W primary endpoint data Q2:20 MAA/NDA: Q4:20 / Q1:21
	Endometriosis – Ph3 EDELWEISS 2 U.S. Endometriosis – Ph3 EDELWEISS 3 EU & U.S. Endometriosis – Ph2b EDELWEISS	~5M women diagnosed and treated in U.S.	Initiated Ph3 in Q2:19 Positive Phase 2b results in 2018/19
OBE022 Oral $PGF_{2\alpha}$ receptor antagonist	Preterm Labor – Ph2a PROLONG * Preterm Labor – Ph1	500,000 annual cases in each of U.S and Europe	Interim update in 60 patients Q1:20 Pre-clinical/Phase 1 complete
NOLASIBAN Oral oxytocin receptor antagonist	IVF – Ph3 IMPLANT 2/4 EU IVF – Ph 1/2 in China	Resuming development > 2M IVF Global cycles/year	Positive IMPLANT 2 Ph3 Results IMPLANT 4 Ph3 missed primary endpoint Partnership with Hangzhou Yuyuan BioScience (PRC)

* Primary and secondary endpoints met

OBSEVA

2020 catalysts Multiple value driving catalysts in the upcoming year Two ongoing Phase 3 linzagolix trials in uterine fibroids to generate additional data starting in Q2:20 First linzagolix regulatory filing in uterine fibroids planned for late 2020 Phase 2 results of OBE022 expected in 2H:20 Corporate objective to establish commercial partnerships for Linzagolix that maximize compound value and prudently manage cash investments Resuming Nolasiban in IVF – YUYUAN Ltd (CHINA) partnership – aiming at assessing higher and longer exposure to nolasiban around embryo transfer in a potentially “enriched” IVF population

Linzagolix (OBE2109) Optimizing Approach for Reducing Estrogen To Treat Uterine Fibroids and Endometriosis

Linzagolix: Dose-dependent Reduction of Estrogen to Treat Uterine Fibroids & Endometriosis Linzagolix binds competitively to pituitary gland GnRH receptors Prevents receptor activation by endogenous GnRH Induces neither downregulation nor desensitization of the receptors Immediate onset of action leads to rapid, dose-dependent suppression of gonadotropins, LH and FSH Gonadotropin suppression leads to a dose-dependent decrease in blood estradiol concentration Validated MoA: Inhibition of endogenous GnRH signaling GnRH antagonist Ovary GnRH Hypothalamus Anterior pituitary gland FSH, LH Uterus Estradiol

Linzagolix: Pk profile Note: The data on this page are not from head-to-head comparisons. * In a dedicated food effect study using a single 200 mg dose, there was a decrease of 24% and 36% in AUC and Cmax, respectively, under high-fat meal conditions; however, labelling states elagolix can be taken without regard to meals. Linzagolix Orilissa (Elagolix) Relugolix Dose options Endometriosis 75 mg 200 mg with ABT 150 mg 400 mg (200 BID) with ABT 40 mg with ABT Uterine Fibroids 100 mg 200 mg with ABT 600 mg (300 BID) with ABT 40 mg with ABT Dosing frequency / day 1 x 1x or 2x 1x PK Characteristics Half-Life 14-15 hours 2-6 hours 37-42 hours Bioavailability > 80% 30 – 50% 11% Hepatic Elimination Moderate Major Major Food Effect No No* Yes CYP3A4 induction (ABT, contraception) No Yes No

Uterine fibroids: A Large Market With Unmet Need Total U.S. costs estimated at up to from direct costs, lost workdays and complications $34B /yr 9 million women in the U.S. suffer from fibroids 70%+ of women have fibroids by age 50 Quality of Life Premenopausal women may experience heavy menstrual bleeding, anemia, bloating, infertility, pain and swelling 600,000 Hysterectomies are performed annually in the U.S. 300,000 Are because of uterine fibroids > 4 million women in the U.S. are treated annually for fibroids

MethodDiscreet choice modeling based on the responses of 101 U.S. patients with symptomatic uterine fibroids Market feedback what matters for uterine fibroids patients? Source: AplusA US patient research (n = 101), Oct-Dec 2019 The ‘full package’ is required to win 1 ABT matters for women 2 Rank ordered perceived incremental value of the tested component levels in UF patients choice Utility values are calculated for each attribute level to express their perceived relative value for patients when choosing the UF treatment they would prefer to receive instead of the current/latest one

Primrose 1 & 2: Phase 3 clinical trials for the Treatment of Uterine Fibroids The trial was powered under the assumption of a 30% placebo response rate based on historical studies PRIMROSE 1 100% U.S. sites PRIMROSE 2 70% European sites 30% U.S. sites Main Study (N=500, 100/arm) Follow up 24 Weeks Primary Endpoint: Responder-HMB Reduction Q4:19/Q2:20 Placebo + placebo add-back 100 mg + placebo add-back 100 mg + add-back 200 mg + placebo add-back 200 mg + add-back Placebo + placebo add-back 100 mg + placebo add-back 100 mg + add-back 200 mg + placebo add-back 200 mg + add-back 28 Weeks 24 Weeks Screening Screening Follow-up 100 mg + add-back 200 mg + add-back 100mg + placebo add-back 200 mg + add-back 200 mg + add-back Follow-up 100 mg + add-back 200 mg + add-back 100 mg + placebo add-back 200mg + add-back 200 mg + add-back Placebo + placebo add-back 8-14 Weeks Aiming to support the registration of two regimens of administration

PRIMROSE 2: Demographic and Baseline Characteristics * Anemia = hemoglobin value is less than less than 12.0 g/dL ** MBL: Menstrual Blood Loss Full Analysis Set Placebo n=102 Linzagolix 100 mg n=97 Linzagolix 100 mg + ABT n=101 Linzagolix 200 mg n=103 Linzagolix 200 mg + ABT n=98 Total n=501 Age (years) - mean (SD) 42.9 (5.3) 43.4 (5.4) 42.5 (5.1) 42.7 (5.8) 43.1 (4.8) 42.9 (5.3) BMI (kg/m2 ) - mean (SD) 26.83 (5.42) 27.44 (5.67) 27.22 (5.82) 26.82 (5.55) 26.80 (5.47) 27.02 (5.57) Hb < 10 g/dL – n(%) 14 (13.7) 21 (21.6) 16 (15.8) 18 (17.5) 24 (24.5) 93 (18.6) Hb < 12 g/dL – n(%)* 51 (50.0) 61 (62.9) 59 (58.4) 57 (55.3) 56 (57.1) 284 (56.7) MBL** (mL) at baseline mean (SD) 218 (128) 246 (161) 193 (92) 219 (136) 212 (142) 218 (134) 95% Caucasian / 5% Black

Primrose 2 Phase 3 – Uterine Fibroids Dose-dependent suppression of E2 ABT = Add Back Therapy (ActivellaTM ) E2 Target Range E2 range: symptom relief without BMD harm

Primrose 2 – Primary endpoint achieved for BOTH target DOSing REGIMEns – Responder* analysis Error bars are 95% CI PROPORTION OF WOMEN 100 80 60 40 20 0 29.4% 56.7% 93.9% Placebo Linzagolix 100mg Linzagolix 200mg + ABT P<0.001 P<0.001 *Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline

15

KEY SECONDARY ENDPOINTS ACHIEVED

Key Secondary Endpoints	Measurement	p-value
Reduction in menstrual blood loss	• Time to reduced menstrual blood loss (i.e., ≤80 mL and ≥50% reduction from baseline) up to Week 24 • Number of days of uterine bleeding for the last 28-day interval prior to Week 24	$p < 0.001$ $p < 0.001$
Amenorrhea	• Percentage at Week 24 • Time to amenorrhea up to Week 24	$p < 0.001$ $p < 0.001$
Improvement in anemia	• Hemoglobin level at week 24 in anemic subjects (defined as subjects with Hb < 12 g/dL at baseline)	$p < 0.001$
Reduction in pain	• Change from baseline pain score at week 24	$p < 0.001$
Reduction in volume	• Fibroid volume change from baseline at Week 24 for 100mg without ABT and 200mg with ABT • Uterine volume change from baseline at Week 24	$p < 0.055/0.008$ $p < 0.001$
Improvement in quality of life	• Change from baseline health-related quality of life (UFS-QoL*) at Week 24	$p < 0.001$

* UFS-QoL = Uterine Fibroids Symptoms and Health-Related Quality of Life questionnaire

OBSEVA

PRIMROSE 2: SIGNIFICANT Amenorrhea response for both target DOSES Note: Error bars are 95% CI PROPORTION OF WOMEN WITH AMENORRHEA 100 80 60 40 20 0 11.8% 34.0% 80.6% Placebo Linzagolix 100mg Linzagolix 200mg + ABT p<0.001 p<0.001

Primrose 2: PAIN REDUCTION and patient satisfaction for BOTH target DOSES Note: Error bars are 95% CI; * p<0.001 Baseline Week 12 Week 24 * * * * Patient Global Impression of Improvement 33.3 48.7 73.5 75.0 87.5 p=0.047 p<0.001 p<0.001 p<0.001 Pain Reduction

Recent trials of GnRH antagonists in uterine fibroids Source: Company information – Note: NR = not reported. ² PRIMARY ENDPOINT: Proportion of women with menstrual blood loss ≤ 80 mL (by alkaline hematin method) and ≥ 50% reduction from baseline Linzagolix Relugolix Elagolix PRIMROSE 2 LIBERTY 1 LIBERTY 2 ELARIS 1 ELARIS 2 Mean Age (y) 43.1 41.3 42.1 42.6 42.5 Baseline Menstrual Blood Loss (mL per cycle) 212 229 227 238 229 Dose Regimen 200mg + ABT Once daily 40mg + ABT Once daily 300mg + ABT Twice daily Responder² Rate (RR) (%) 93.9 73.4 71.3 68.5 76.5 Placebo-adjusted RR (%) 64.5 54.8 56.5 60.0 66.0 Amenorrhea (%) 80.6 52.3 50.4 48.1 52.9 Placebo-adjusted RR (%) 68.8 46.8 - 43.7 48.2 Pain Fibroid Volume Uterine Volume Menstrual Blood Loss Anemia Quality of Life ü ü ü ü ü ü ü û ü ü ü ü ü û ü ü ü ü NR NR NR ü ü ü NR NR NR ü ü ü BMD Loss (%, Spine) -1.31 -0.36 -0.13 -0.76 -0.61 Caution advised when comparing across clinical trials. Below data are not head-to-head comparison, and no head-to-head trials have been completed, nor are underway

SUMMARY OF ADVERSE EVENTS Treatment emergent adverse events, n (%) Placebo n=105 Linzagolix 100 mg n=99 Linzagolix 100 mg + ABT n=102 Linzagolix 200 mg n=104 Linzagolix 200 mg + ABT n=101 Total n=511 Subjects with at least one TEAE 47 (44.8) 50 (50.5) 45 (44.1) 62 (59.6) 51 (50.5) 255 (49.9) Vascular disorders* 6 (5.7) 15 (15.2) 12 (11.8) 36 (34.6) 14 (13.9) 83 (16.2) * Vascular disorders include hot flushes, hypertension, flushing, varicose veins Most common TEAEs (>5%) Hot flushes (13.9%) Anemia (10.4%) Headache (6.8%)

PRIMROSE 2 BMD % change FROM BASELINE at week 24 Consistent With Indicative references Patients in the trial received no vitamin D or calcium supplementation ELAGOLIX/MPA “The absence of significant bone loss was supported if the lower bounds of the CIs for the mean percentage change in BMD were ≥−2.2% for both the spine and femur at week 24, which was selected to reflect recommendations from the FDA (internal communication)”* * Carr B, Dmowski PD, O’Brien C, Jiang P, Burke J, Jimenez R, et al. Elagolix, an oral GnRH antagonist, versus subcutaneous depot medroxyprogesterone acetate for the treatment of endometriosis: Effects on bone mineral density. Reproductive Sciences 2014; 21(11): 1341-51. ELAGOLIX NDA Review 2018 “FDA considers BMD loss of ≤ 3% to be within the variability of DXA measurement.”

Race is one of the most important determinants of BMD Blacks consistently reported to have higher BMD than other races1,2 Unadjusted LS/FN BMDs 7-12% & 14-24% higher in black vs white women6 Caucasian race is a known risk factor for lower BMD and fracture3,4,5 Body weight and body mass index (BMI) are positively correlated with BMD and protective against bone loss Low body weight or BMI is a risk factor for low bone mass and increased bone loss In some studies, weight more predictive than BMI PRIMROSE 2: BMD DATA INTERPRETATION (I) 1Qiao D et al, Public Health 2019;180:22-28; 2Cao J, Journal of Orthopaedic Surgery and Research 2011; 6(30); 3Albala C et al, Int J Obes Relat Metab Disord 1996; 20:1027–32; 4Asomaning K et al, J Women's Health 2006;15:1028–34; 5Nielson CM et al, J Bone Miner Res 2012; 27:1-10; 6Kim SJ et al; J Bone Metab 2012; 19(2):95-102 Literature supports relationship between BMD, RACE & BMI

PRIMROSE 2: BMD DATA INTERPRETATION (II) Study populations not similar for risk of BMD loss PRIMROSE 2 – OVERALL POPULATION PRIMROSE 2 US Only PRIMROSE 1 US only ELARIS-I (ELGX) ELARIS-2 (ELGX) LIBERTY 1 (RLGX) LIBERTY 2 (RLGX) Subjects (n) 501 48 526 308 283 255 254 Black (%) 5.2% 52% 64.3% 68/66% 67/66% 42/41% 42/42% Age (mean year/SD) 42.9 (5.3) 41.8 (5.6) 41.6 (5.9) 41/42 42/42 42/41 42/42 Height (mean cm/SD) 165.5 (6.1) 165.7 (6.8) - - - - - Weight (mean Kg/SD) 74.06 (15.90) 91.48 (19.78) - - - - - BMI (mean /SD) 27.02 (5.57) 33.29 (6.95) 32.70 (6.84) 34/33 34/33 32/31 32/31 PRIMROSE 1 trial – read-out 24 weeks – 2Q:20 In the overall population in the PRIMROSE 2 trial, the non-ABT group, BMD loss inversely related to BMI

Endometriosis: An emotionally and physically Painful condition Total U.S. costs estimated at up to $22B /yr 5 million women in the U.S. are treated annually for endometriosis Quality of Life Premenopausal women may experience pelvic pain, pain during intercourse and defecation, infertility and emotional distress 10% Endometriosis affects up to in the general population 50% in the infertile population 60% in patients with chronic pelvic pain 176 million women worldwide suffer from endometriosis 60% of women will feel symptoms by age 16

(whiskers represent 10% / 90% percentile) EDELWEISS Phase 2b – endometriosis: dose-dependEnt suppression of e2 Endometriosis Patients Week 24 Modeled E2 Data Linzagolix Daily Dose (mg) for 24 Weeks Linzagolix 75mg Linzagolix 200mg E2 concentration (pg/ml) (whiskers represent 10% / 90% percentile) Target Range E2 range: Symptom relief without BMD harm

Phase 2b EDELWEISS clinical trial: endometriosis patients **BMD: Bone Mineral Density * Titration after 12 weeks based on E2 serum level at weeks 4 and 8 MAIN STUDY FOLLOW UP Enrollment 328 patients, ~65/arm 50 sites in U.S. (n=177) 14 sites in EU (n= 151) PRIMARY ENDPOINT: VRS PAIN SCORE RESPONDER RATE JUNE 2018 SECONDARY ENDPOINT: BMD** SEPTEMBER 2018 RESULTS: 1H 2019 8–14 WEEKS LEAD-IN 50mg daily 100mg daily 200mg daily 75mg daily 75mg daily* PLACEBO 12 WEEKS 12 WEEKS 24 WEEKS 50mg daily 200mg daily 75mg daily *Titrated dose 50-100mg 100mg daily OPTIONAL EXTENSION: 6M + 6M FOLLOW-UP FOLLOW-UP

Linzagolix Phase 2b endometriosis: key doses met efficacy endpoints Potential point of differentiation as 75mg partial suppression dose is nearly as effective as 200mg full suppression dose Overall Pelvic Pain (%) Responder (0-3 VRS) Dysmenorrhea (%) Non-menstrual Pelvic Pain (%) Responder (0-3 VRS) Responder (0-3 VRS) ** * *** *** * * p value <0.05 ** p value <0.01 *** p value <0.001 for linzagolix doses compared to placebo

Phase 2b EDELWEISS trial 75mg effective without significantly affecting BMD Lumbar Spine Total hip Femoral neck 200mg 100mg 75mg FD 50mg Placebo Mean % change in BMD from baseline to 24 weeks (12 weeks for placebo) * ABT: Add Back Therapy (estradiol + norethindrone acetate) 75mg 200mg Error bars are 95% CIs -1.6% lower bound Cl for 75mg -3.6% lower bound Cl for 200mg

Linzagolix Phase 3 Endometriosis trials: EDELWEISS 2 and 3 MAIN STUDY FOLLOW UP 11±5 WEEKS 6 MONTHS TREATMENT 6 MONTHS EXTENSION STUDY 6 MONTHS CO-PRIMARY ENDPOINT: DYS/ NMPP RESPONDER ANALYSIS LEAD-IN INITIATED 1H:19 200mg daily + ABT 75mg daily PLACEBO 75mg daily 200mg daily + ABT 75mg daily 200mg daily + ABT FOLLOW-UP

Differentiated regimen offering compelling commercial proposition Linzagolix: a significant opportunity LINZAGOLIX is the only GnRH antagonist intended to be developed as two different, SIMPLE & WELL TOLERATED regimens for both indications Significant revenue opportunity Potentially best-in-class GnRH antagonist Large markets with significant unmet need in U.S. ~ 4M treated for heavy menstrual bleeding resulting from uterine fibroids ~ 5M treated for endometriosis associated pain Best-in-class response for HMB control in uterine fibroids and pain control in endometriosis with full suppression option Only option under development for women with uterine fibroids who cannot or do not want to take ABT in both indications Convenient, oral, once-daily dosing 1 2 3 IP protection beyond 2036

OBE022 Potential to delay preterm birth to improve newborn health and reduce medical costs

Preterm DELIVERY: Life altering & costly Preterm labor is the Tremendous avoidable medical & societal cost 1in10 babies are born premature premature deaths in 2015 of death of children under 5 years of age LEADING CAUSE more than 1million Average cost for a preterm infant (U.S.) $50K Average cost per survivor infant born 24-26 weeks $195K Babies surviving early birth face greater likelihood of lifelong disabilities U.S. economic burden $26B+ $16.9B+ U.S. Infant medical care costs

32

MODE OF ACTION OF $PGF_{2\alpha}$ RECEPTOR ANTAGONIST TO CONTROL PRETERM LABOR


Phospholipids
Arachidonic Acid
PGHS -1/2 = COX1/2
PGH2
PGE2
$PGF_{2\alpha}$
X
EP1
EP3
EP2
EP4
FP
UTERUS:
contract
relax
contract

OBE022

Selectively blocks the $PGF_{2\alpha}$ receptor

Has the potential to treat preterm labor with improved safety over NSAIDs

OBSEVA

33

OBE022: PROLONG PH2A STUDY PART B


Dosing: 7 days up to 60 patients
Followed thru delivery
Interim Update 30 patients
Interim Update 60 patients
Main Study completion 120 patients
Final Part B: Main analysis
24-month Infant FU
Q1:18
2H:20
2H:22
IDMC Reviews

Study design:
Double-blind, randomized Atosiban + OBE022 versus Atosiban + Placebo

Endpoint:
Complete 7 days of dosing without delivery

OBSEVA

financial outlook 2020 investment includes FOUR ONGOING Phase 3 trials: SEPTEMBER 30, 2019 CASH: $91 million EXPECTED CASH RUNWAY: Q1:21 with credit facility PRIMROSE 1 PRIMROSE 2 EDELWEISS 2 EDELWEISS 3